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November 20, 2017
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
 Attn: Mr. Mark Cowan
Re:	Angel Oak Strategic Credit Fund (File Nos. 333-220480 and 811-23289)
Dear Mr. Cowan:
This letter responds to comments that you conveyed in an email dated November 9, 2017, in connection with your review of a response letter filed as correspondence on November 8, 2017, regarding the registration statement on Form N-2 ("Registration Statement") for Angel Oak Strategic Credit Fund (the "Fund") filed with the Securities and Exchange Commission ("SEC") on September 15, 2017. The comments of the SEC staff ("Staff"), followed by the Fund's responses, are set forth below. The Fund intends to file Pre-Effective Amendment No. 1 at a future date, which will reflect the responses below.
PROSPECTUS
Summary of Terms (pages 1-10)
1.	Investment Opportunities and Strategies
Comment: The disclosure states that the Fund will invest at least 80% of its net assets, plus any borrowings for investment purposes, in "credit-related instruments," which includes corporate debt and preferred securities, such as preferred securities of banks and diversified financial companies. In the Staff's view, the Fund should not include preferred securities when determining compliance with its 80% policy.
Response: The Fund will revise the disclosure in the Registration Statement to exclude preferred securities from the Fund's 80% policy.
STATEMENT OF ADDITIONAL INFORMATION
Investment Restrictions (pages 16-17)
2.
Comment: The Fund should disclose that, for purposes of determining the concentration of its investments, municipal securities do not include private activity municipal securities whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity.

Response: In response to the Staff's comments, the disclosure in the Registration Statement has been revised to state:
For purposes of this limitation, there is no limit on: (1) investments in U.S. Government securities, in repurchase agreements collateralized by U.S. Government securities, or in tax-exempt securities issued by the states, territories, or possessions of the United States ("municipal securities"), excluding private activity municipal securities whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity;
3.
Comment: The Fund should disclose that for purposes of determining the concentration of its investments, the Fund does not interpret the provision regarding no limit on "investment in issuers domiciled in a single jurisdiction" to mean that the Fund may invest 25% or more of the Fund's total assets in issuers of a particular industry if they are all in a single jurisdiction.

Response: In response to the Staff's comments, the disclosure in Registration Statement has been revised to state:
For purposes of this limitation, there is no limit on: . . . (2) investments in issuers domiciled in a single jurisdiction provided that the Fund does not invest greater than 25% in a particular industry;
About the Portfolio Managers (pages 22-23)
4.
Comment: Under "Compensation," the disclosure states that each of the portfolio managers is eligible to receive a discretionary bonus based on a number of factors, including the profitability of the Adviser and the performance of the accounts they manage. Please describe with specificity the criteria of all factors on which payment of the discretionary bonus is based. If the factors listed are the only factors, please delete the reference to "a number of factors."

Response: In response to the Staff's comments, the disclosure in Registration Statement has been revised to state:
Each of the Portfolio Managers is eligible to receive a discretionary bonus, which is based on: profitability of the Adviser; assets under management; investment performance of managed accounts; compliance with the Adviser's policies and procedures; contribution to the Adviser's goals and objectives; anticipated compensation levels of competitor firms; effective research; role and responsibilities; client satisfaction; asset retention; teamwork; leadership; and risk management.

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Should you have any questions or comments, please contact me at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen
Stephen T. Cohen